UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

163428105
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163428105	Page 2 of 12

1.	Name of Reporting Persons Venrock Healthcare Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,189,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,189,934 [2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,934 [2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.3%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for the purposes of this Schedule 13G/A.
[2]

Consists of 3,299,587 shares of common stock and warrants to purchase 1,087,780 shares of common stock owned by Venrock Healthcare Capital Partners, L.P. and 603,583 shares of common stock and warrants to purchase 198,984 shares of common stock owned by VHCP Co-Investment Holdings, LLC.

[3]

This percentage is calculated based upon the number of the Issuer’s total outstanding shares equal to the sum of (i) 61,847,700 shares of the Issuer’s common stock outstanding as of November 1, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2011 and (ii) 1,286,764 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 163428105	Page 3 of 12

1.	Name of Reporting Persons VHCP Co-Investment Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,189,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,189,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.3%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]	Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for the purposes of this Schedule 13G/A.
[2]

Consists of 3,299,587 shares of common stock and warrants to purchase 1,087,780 shares of common stock owned by Venrock Healthcare Capital Partners, L.P. and 603,583 shares of common stock and warrants to purchase 198,984 shares of common stock owned by VHCP Co-Investment Holdings, LLC.

[3]

This percentage is calculated based upon the number of the Issuer’s total outstanding shares equal to the sum of (i) 61,847,700 shares of the Issuer’s common stock outstanding as of November 1, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2011 and (ii) 1,286,764 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 163428105	Page 4 of 12

1.	Name of Reporting Persons VHCP Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,189,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,189,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.3%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]	Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for the purposes of this Schedule 13G/A.
[2]

Consists of 3,299,587 shares of common stock and warrants to purchase 1,087,780 shares of common stock owned by Venrock Healthcare Capital Partners, L.P. and 603,583 shares of common stock and warrants to purchase 198,984 shares of common stock owned by VHCP Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of VHCP Co-Investment Holdings, LLC.

[3]

This percentage is calculated based upon the number of the Issuer’s total outstanding shares equal to the sum of (i) 61,847,700 shares of the Issuer’s common stock outstanding as of November 1, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2011 and (ii) 1,286,764 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 163428105	Page 5 of 12

1.	Name of Reporting Persons Hove, Anders
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,189,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,189,934[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.3%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]	Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for the purposes of this Schedule 13G/A.
[2]

Consists of 3,299,587 shares of common stock and warrants to purchase 1,087,780 shares of common stock owned by Venrock Healthcare Capital Partners, L.P. and 603,583 shares of common stock and warrants to purchase 198,984 shares of common stock owned by VHCP Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of VHCP Co-Investment Holdings, LLC. Messrs. Hove and Roberts are the managing members of VHCP Management, LLC.

[3]

This percentage is calculated based upon the number of the Issuer’s total outstanding shares equal to the sum of (i) 61,847,700 shares of the Issuer’s common stock outstanding as of November 1, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2011 and (ii) 1,286,764 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 163428105	Page 6 of 12

1.	Name of Reporting Persons Roberts, Bryan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,189,934[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,189,934 [2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,934[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.3%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]	Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bryan Roberts are members of a group for the purposes of this Schedule 13G/A.
[2]

Consists of 3,299,587 shares of common stock and warrants to purchase 1,087,780 shares of common stock owned by Venrock Healthcare Capital Partners, L.P. and 603,583 shares of common stock and warrants to purchase 198,984 shares of common stock owned by VHCP Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of VHCP Co-Investment Holdings, LLC. Messrs. Hove and Roberts are the managing members of VHCP Management, LLC.

[3]

This percentage is calculated based upon the number of the Issuer’s total outstanding shares equal to the sum of (i) 61,847,700 shares of the Issuer’s common stock outstanding as of November 1, 2011, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2011 and (ii) 1,286,764 shares of common stock underlying warrants owned by the Reporting Persons.

Introductory Note: This Amendment to Schedule 13G is filed on behalf of Venrock Healthcare Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP LP”), VHCP Co-Investment Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment”), VHCP Management, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management” and collectively with VHCP LP and VHCP Co-Investment, the “Venrock Entities”), Anders Hove and Bryan Roberts in respect of Common Stock of Chelsea Therapeutics International, Ltd.

Item 1.

(a)	Name of Issuer

Chelsea Therapeutics International, Ltd.

(b)	Address of Issuer’s Principal Executive Offices

3530 Toringdon Way, Suite 200

Charlotte, North Carolina 28277

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners, L.P.

VHCP Co-Investment Holdings, LLC

VHCP Management, LLC

Anders Hove

Bryan Roberts

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:	Cambridge Office:

530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway
22nd Floor	Palo Alto, CA 94304	Suite 100
New York, NY 10036		Cambridge, MA 02142

(c)	Citizenship

All entities were organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

163428105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Venrock Healthcare Capital Partners, L.P.	5,189,934 (1)
VHCP Co-Investment Holdings, LLC	5,189,934 (1)
VHCP Management, LLC	5,189,934 (1)
Anders Hove	5,189,934 (1)
Bryan Roberts	5,189,934 (1)

Percent of Class:

Venrock Healthcare Capital Partners, L.P.	8.3%
VHCP Co-Investment Holdings, LLC	8.3%
VHCP Management, LLC	8.3%
Anders Hove	8.3%
Bryan Roberts	8.3%

Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	0
VHCP Co-Investment Holdings, LLC	0
VHCP Management, LLC	0
Anders Hove	0
Bryan Roberts	0

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	5,189,934 (1)
VHCP Co-Investment Holdings, LLC	5,189,934 (1)
VHCP Management, LLC	5,189,934 (1)
Anders Hove	5,189,934 (1)
Bryan Roberts	5,189,934 (1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	0
VHCP Co-Investment Holdings, LLC	0
VHCP Management, LLC	0
Anders Hove	0
Bryan Roberts	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	5,189,934 (1)
VHCP Co-Investment Holdings, LLC	5,189,934 (1)
VHCP Management, LLC	5,189,934 (1)
Anders Hove	5,189,934 (1)
Bryan Roberts	5,189,934 (1)

(1)	These shares are owned directly as follows: 3,299,587 shares of common stock and warrants to purchase 1,087,780 shares of common stock are owned by Venrock Healthcare Capital Partners, L.P. and 603,583 shares of common stock and warrants to purchase 198,984 shares of common stock are owned by VHCP Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of VHCP Co-Investment Holdings, LLC. Messrs. Hove and Roberts are the managing members of VHCP Management, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

The identities of each of the Venrock Entities and Messrs. Hove and Roberts are stated in Item 2(a).

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Venrock Healthcare Capital Partners, L.P.		VHCP Co-Investment Holdings, LLC

By:	VHCP Management, LLC,	By:	VHCP Management, LLC,
	its General Partner		its Manager

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
	Name: David L. Stepp Title: Authorized Signatory		Name: David L. Stepp Title: Authorized Signatory

VHCP Management, LLC

By:	/s/ David L. Stepp
Name: David L. Stepp Title: Authorized Signatory

/s/ David L. Stepp, as attorney-in-fact
Anders Hove

/s/ David L. Stepp, as attorney-in-fact
Bryan Roberts

EXHIBITS

A:	Joint Filing Agreement

B:	Power of Attorney for Anders Hove (Incorporated by reference from Exhibit B to Schedule 13G filed on March 15, 2010.)

C:	Power of Attorney for Bryan Roberts (Incorporated by reference from Exhibit C to Schedule 13G filed on March 15, 2010.)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Chelsea Therapeutics International, Ltd. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2012.

Venrock Healthcare Capital Partners, L.P.		VHCP Co-Investment Holdings, LLC

By:	VHCP Management, LLC,	By:	VHCP Management, LLC,
	its General Partner		its Manager

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
	Name: David L. Stepp Title: Authorized Signatory		Name: David L. Stepp Title: Authorized Signatory

VHCP Management, LLC

By:	/s/ David L. Stepp
Name: David L. Stepp Title: Authorized Signatory

/s/ David L. Stepp, as attorney-in-fact
Anders Hove

/s/ David L. Stepp, as attorney-in-fact
Bryan Roberts